Exhibit 99.1

Calyxt Launches U.S. Field Trials with University of Minnesota for Powdery Mildew-Resistant Spring Wheat Variety

Wheat Marks Calyxt’s Fourth Gene Edited Crop to Undergo Trials

MINNEAPOLIS & ST. PAUL, Minn.--(BUSINESS WIRE)--May 16, 2017--Calyxt, Inc., a Minnesota-based company developing healthier specialty food ingredients to benefit both consumers and farmers, today announced that the Company, under a service agreement with the University of Minnesota, has launched field trials in the U.S. for its gene edited powdery mildew-resistant spring wheat variety.

Under the agreement, the University of Minnesota has planted 1.7 kilograms of seeds at the University’s St. Paul and Crookston research stations. Developed using Calyxt’s proprietary TALEN® technology, the wheat is resistant to powdery mildew, a fungus that spreads widely throughout the world and is responsible for major grain and yield losses.

“As Calyxt is dedicated to bringing crops to market with healthier characteristics for consumers and growers, working with the University of Minnesota to plant the powdery mildew-resistant wheat brings us one step closer to making the goal a reality and allows us to see how the wheat will look under field conditions,” said Federico Tripodi, Calyxt CEO. “Through altering one native gene in the crop, we are able to increase the productivity and profitability of farmers. With over 680 million metric tons of wheat that’s produced annually globally, Calyxt is well-positioned to incorporate the mildew resistance trait into geographically suitable wheat varieties and commercialize this product in the near future.”

In 2016, Calyxt received notice from the USDA’s Animal and Plant Health Inspection Service that the Company’s powdery mildew-resistant wheat variety is non-regulated, as no foreign DNA is contained in this powdery mildew-resistant spring wheat variety.

About Calyxt

Calyxt, Inc. is a consumer-centric, food- and agriculture-focused company. By combining its leading gene-editing technology and technical expertise with its innovative commercial strategy, Calyxt is pioneering a paradigm shift to deliver healthier food ingredients, such as healthier oils and high fiber wheat, for consumers and agriculturally advantageous crop traits, such as herbicide tolerance, for farmers. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

For further information please visit our website: www.calyxt.com
Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
For Calyxt
Media:
Jennifer Moore, 917-580-1088
VP Communications
media@calyxt.com
or
KCSA Strategic Communications
Caitlin Kasunich / Nick Opich
212-896-1241 / 212-896-1206
ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations:
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com